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                         November 20, 2020

       Greg Bell
       Chief Executive Officer
       B2Digital, Incorporated
       4522 West Village Drive, Suite 215
       Tampa, FL 33624

                                                        Re: B2Digital,
Incorporated
                                                            Offering Statement
on Form 1-A
                                                            Filed November 10,
2020
                                                            File No. 024-11364

       Dear Mr. Bell:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Nicholas Lamparski at (202) 551-4695 or Dietrich King at (202) 551-
       8071 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Brian Higley